Exhibit to Item 77K: Change in Independent Registered Public Accounting Firm

The members of the Audit Committee of the Board, all of whom are "not-interested" persons of Advance Capital I, Inc., (the "Company"), (as that term is defined in the Investment Company Act of 1940) approved the dismissal of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm for the Company, effective on May 14, 2009. The reports of PwC on the financial statements of the Company as of and for the years ended December 31, 2007 and December 31, 2008 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended December 31, 2007 and December 31, 2008 and through May 14, 2009, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Company's financial statements for such years.

During the years ended December 31, 2007 and December 31, 2008 and through May 14, 2009, there were no "reportable events" with respect to the Company as that term is defined in Item 304(a)(1)(v) of Regulation S-K, except as noted in the following paragraph. The Audit Committee discussed the subject matter of the reportable event with the former auditor, PwC.


Subsequent to the filing of the Company's Form N-SAR for the year ended December 31, 2007, the Company's financial statements were restated and, as a result, PwC noted a control deficiency that they determined to be a material weakness in the Company's internal control over financial reporting. The Company's policies and procedures relating to the fair valuation of securities purchased with cash collateral from securities lending were not effective in appropriately determining the value of these securities in conformity with accounting principles generally accepted in the United States of America. This material weakness, and the Company's remediation of this material weakness, are described in Item 77B of the Company's amended Form NSAR-B for the year ended December 31, 2007.

On May 14, 2009, the Company's Audit Committee engaged the firm Cohen Fund Audit Services, Ltd. ("Cohen") to serve as its independent registered public accountant for the fiscal year ending December 31, 2009. The Company's shareholders ratified the selection of Cohen at the Company's annual meeting on August 7, 2009. Cohen has no direct financial interest or material indirect financial interest in the Company. At no time preceding the engagement of Cohen did the Company's management consult Cohen regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event, as such terms are defined in Item 304 of regulation S-K.

The Company has authorized PwC to respond fully to the inquiries of the successor accountant regarding this matter.

The Company has provided PwC with a copy of these disclosures and have requested PwC to furnish with a letter addressed to the Commission stating whether it agrees with the statements made by the Company herein and, if not, detailing the particular statements with which it does not agree. A copy of such letter, dated
August 31, 2009, is filed as an exhibit to this Form N-SAR.